EXHIBIT 99.7
Accountants’ Consent

The Board of Directors
Creo Inc.

We consent to the use of the following reports in this annual report on Form 40-F (the “Form 40-F”) of Creo Inc. (the “Company”) to be filed with the United States Securities and Exchange Commission:

▪	Auditors Report to the Shareholders dated November 10, 2004, except as to note 20, which is as of November 18, 2004, included in the Annual Report of the Company and incorporated by reference in the Form 40-F; and

▪	Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences, dated November 10, 2004, except as to note 20, which is as of November 18, 2004.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-32200) on Form S-8 of the Company.

/s/ KPMG LLP

Vancouver, Canada
November 18, 2004